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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                          The Hartcourt Companies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  416187 20 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Reid Breitman
                              American Equities LLC
                               3172 Abington Drive
                         Beverly Hills, California 90210
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                      April 27, 1999 and January 20, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                           Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                    Page 1 of 10
                                                        Exhibit Index on Page 10

CUSIP No. 259901 110 6                13D                     Page 2 of 10 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     American Equities LLC                   TIN# 95-4562151
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     WC, OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     California
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         500,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           500,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     500,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     1.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP No. 259901 110 6                13D                     Page 3 of 10 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Reid Breitman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     500,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     1.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 259901 110 6                13D                     Page 4 of 10 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Julia Breitman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     500,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     1.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 259901 110 6                13D                     Page 5 of 10 Pages

         ITEM 1. SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of The Hartcourt Companies, Inc., a Utah corporation ("Hartcourt" or the "Issuer"). The principal executive offices of Hartcourt are located at 1198 E. Willow Street, Long Beach, California 91730.

         ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by American Equities LLC, Reid Breitman and Julia Breitman. American Equities LLC is a California limited liability company engaged in the business of management and consulting services, real property management, and investments. Mr. Breitman is a lawyer and is president of American Equities LLC, and owns 80% of the membership interests of American Equities LLC. Mrs. Breitman is a lawyer, and owns 20% of the membership interests of American Equities LLC. Mr. and Mrs. Breitman are filing this report by virtue of their ownership of American Equities LLC. The business address of each of Mr. and Mrs. Breitman and of American Equities LLC is 3172 Abington Drive, Beverly Hills, California 90210. Each of Mr. and Mrs. Breitman are citizens of the United States of America.

         During the last five years, none of American Equities, Mr. Breitman or Mrs. Breitman have (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         American Equities LLC obtained funds for the acquisition of 500,000 shares of Common Stock from its working capital and from a loan from Hartcourt.

         ITEM 4. PURPOSE OF TRANSACTION.

         The reporting persons acquired their shares of Common Stock for investment purposes.

         American Equities LLC intends to continuously review the possible courses of action that may be available to it and take such action with respect to the Common Stock of Hartcourt as it considers desirable in light of the circumstances then prevailing. Pending its decision whether or not to pursue any of such courses of action and depending on market conditions and other factors, American Equities LLC reserves the right to purchase shares of Common Stock individually, or with others as part of a group (and through borrowings, if deemed appropriate), in brokerage transactions on the Nasdaq Bulletin Board or in private transactions, if appropriate opportunities to do so are available, on such terms and at such times as it considers desirable. American Equities believes that it is entitled to receive additional shares of Hartcourt common stock pursuant to anti-dilution rights contained in a warrant agreement, and is currently in litigation with Hartcourt to obtain such shares.

         Except as set forth herein, American Equities LLC has no plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

         ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

         (a) The following list sets forth the aggregate number and percentage (based on 27,562,584 shares of Common Stock outstanding as of March 31, 2000) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of August 15, 2000:

                                 Shares of           Percentage of
                               Common Stock         Shares of Common         Percentage of
                               Beneficially              Stock               Shared Voting
       Name                       Owned            Beneficially Owned            Power
       ----                       -----            ------------------            -----

American                        500,000 (1)              1.8%(1)                    0
  Equities LLC
Mr. Breitman                    500,000 (1)              1.8%(1)                 1.8%(2)
Mrs. Breitman                   500,000 (1)              1.8%(1)                 1.8%(2)

-------------------

(1) All of such shares are held by American Equities LLC, and are beneficially owned by Mr. and Mrs. Breitman by virtue of their ownership of American Equities LLC. Excludes additional shares which may be issued pursuant to certain antidilution rights granted to American Equities with respect to the Warrants.

(2) American Equities LLC has sole voting and dispositive power of all of such shares, and Mr. and Mrs. Breitman may be deemed to have shared voting power by virtue of their joint ownership and control of American Equities LLC.

         (b) American Equities LLC has sole voting and dispositive power of all of such shares, and Mr. and Mrs. Breitman may be deemed to have shared voting power by virtue of their joint ownership and control of American Equities LLC.

         (c) American Equities, LLC has not engaged in any transactions in the common stock of Hartcourt since January 20, 2000, when it sold most of its holdings (representing 1,070,075 shares of common stock issued upon exercise of the Warrants (see below)). See below for certain other transactions.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e) On or about March 1999, pursuant to a settlement agreement with Hartcourt, American Equities tendered 1,000,000 shares of common stock for cancellation, which brought its beneficial ownership below 5%. On April 27, 1999 American Equities became the beneficial owner of 2,000,000 shares issuable upon exercise of warrants, which represented approximately 9.9% of the issued and outstanding common stock. On January 20, 2000, American Equities sold a majority of its holdings, and its beneficial ownership decreased below 5%.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         American Equities LLC entered into that certain Warrant Agreement, dated as of December 20, 1996 (as amended), between American Equities LLC and Hartcourt, pursuant to which Hartcourt issued to American Equities warrants to purchase an aggregate of 2,000,000 shares of Common Stock at an average exercise price of $1.26 (the "Warrants"). The Warrants provided that the holder of the Warrants could exercise the Warrants only after 75 days prior written notice. On April 12, 1999, American Equities notified Hartcourt that it intended to exercise all or any portion of the Warrants, and, accordingly, on April 27, 1999, American Equities believes it had the right, within 60 days, to acquire up to 2,000,000 shares of Hartcourt common stock, which represented less than 10% of the 20,225,746 issued and outstanding shares as of March 1, 1999 (per Hartcourt's Form 10K). Hartcourt has disputed American Equities' interpretation of the notification requirements contained in the Warrants, and has stated that the common stock issuable upon exercise of the Warrants was not required to be issued until after 75 days from the actual date of exercise of the Warrants. On July 14, 1999 and July 19, 1999, American Equities exercised Warrants to purchase 800,000 shares pursuant to certain cashless exercise provisions of the Warrant Agreement, and received a net issuance of 621,674 shares of common stock on or about November 1, 1999 (approximately 109 days after exercise of the Warrants). Immediately upon delivery of such shares, American Equities transferred 521,674 shares to a third party.

         At that time (immediately prior to the transfer of 521,674 shares to a third party), American Equities therefore beneficially owned 1,821,674 shares of common stock (including the 621,674 shares issued upon exercise of a portion of the Warrants). American Equities is informed and believes that Hartcourt had approximately 24.8 million shares outstanding as of November 1, 1999 (making American Equities' beneficial ownership approximately 7.3%). This assumes that American Equities beneficially owned the 1,200,000 shares underlying the remaining 1,200,000 Warrants. Under Hartcourt's interpretation of the Warrants, American Equities did not beneficially own such shares.

         On or about November 3, 1999, American Equities purchased and received 500,000 shares of restricted Hartcourt common stock for $300,000, payable $75,000 in cash and the balance in installments over six months. Due to a dispute with Hartcourt, American Equities paid $75,000 of such purchase price in cash, and offset the balance of the purchase price against claims of American Equities against Hartcourt (these claims are still pending and are the subject of litigation between American Equities and Hartcourt). This acquisition brought American Equities' beneficial ownership to 600,000 shares, (excluding the 1,200,000 shares underlying the Warrants). Under American Equities' interpretation of the notice provisions of the Warrants, American Equities' beneficial ownership was approximately 1,800,000 shares, or approximately 7.3% of Hartcourt's issued and outstanding common stock. Under Hartcourt's interpretation, American Equities beneficially owned 2.4%.

         In December 1999, American Equities exercised its remaining 1,200,000 Warrants. American Equities received 1,075,070 shares of Hartcourt common stock on February 9, 2000, after having filed suit against Hartcourt for breach of the Warrant Agreement. American Equities sold all of its interest in these shares of common stock to a third party on January 20, 2000, and, accordingly, delivered all of the shares received from Hartcourt to such third party. Accordingly, American Equities, upon exercise of the remaining Warrants, beneficially owned 1,575,070 shares of Hartcourt common stock (approximately 6.2%), which was immediately reduced to 500,000 (approximately 2%) upon transfer of such shares to the third party.

The above information does not include an indeterminate number of shares of common stock issuable pursuant to certain antidilution provisions of the Warrant Agreement. American Equities has not been able to determine the exact number of shares it remains entitled to, but anticipates that the exact number of such shares will be determined in connection with the litigation with Hartcourt. Hartcourt has disputed that American Equities is entitled to any additional shares under the Warrant Agreement. American Equities anticipates that the number of shares will not be sufficient to bring American Equities' beneficial ownership above five percent (5%) of Hartcourt's issued and outstanding common stock.

         Except for the circumstances discussed or referred to above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of Hartcourt among any of the persons reporting in this Schedule 13D.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Joint Filing Agreement under Section 13d-1(f) under the Securities Exchange Act of 1934, dated as of August 15, 2000, between American Equities LLC, Mr. Breitman and Mrs. Breitman.

                                    SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this
Schedule is true, complete and correct.


Dated: August 15, 2000                  AMERICAN EQUITIES LLC


                                        By: /s/ Reid Breitman
                                           -------------------------------------
                                           Reid Breitman, President


                                           /s/ Reid Breitman
                                           -------------------------------------
                                           Reid Breitman


                                           /s/ Julia Breitman
                                           -------------------------------------
                                           Julia Breitman

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT


         Agreement among American Equities LLC, Reid Breitman and Julia Breitman whereby, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, each of the parties named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the equity securities of The Hartcourt Companies, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings provided that, as contemplated by Section 13d- 1(f)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement in counterpart as of this 15th day of August 2000.


                                        AMERICAN EQUITIES LLC


                                        By: /s/ Reid Breitman
                                           -------------------------------------
                                           Reid Breitman, President


                                           /s/ Reid Breitman
                                           -------------------------------------
                                           Reid Breitman


                                           /s/ Julia Breitman
                                           -------------------------------------
                                           Julia Breitman